UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

_______________________

For the Month of March 2015

Commission File Number: 000-50984

eLong, Inc.
(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100015, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐     No ☒

On March 19, 2015, eLong, Inc., through its wholly-owned subsidiary eLongNet Information Technology (Beijing) Co., Ltd. and a consolidated affiliated company (together, “eLong”), entered into a share transfer agreement (the “Share Transfer Agreement”) with ADDOR Capital Management Co., Ltd. and its subsidiary Jiangsu Zijin Huiwen Media Investment Co., Ltd. (“JZH Media”), pursuant to which JZH Media will acquire a 90% equity interest and all assets relating to eLong’s Nanjing Xici Information Technology Share Co., Ltd.(“Nanjing Xici”) business for a purchase price of RMB76.5 million (US$12.2 million). Nanjing Xici operates a regional BBS business in Jiangsu Province, China. Immediately prior to entering into the Share Transfer Agreement, eLong and Nanjing Xici employees owned 95.05% and 4.95%, respectively, of Nanjing Xici.* The Share Transfer Agreement also provides that eLong will transfer its remaining 5.05% equity interest in Nanjing Xici to employees of Nanjing Xici upon JZH Media’s payment of the full purchase price.

eLong currently expects the transactions contemplated by the Share Transfer Agreement to be completed in the fourth quarter of 2015, and intends to use the funds received by eLong from the transactions for general corporate purposes.

Safe Harbor Statement

Statements in this press release concerning eLong’s expectations as to the completion of the transactions contemplated by the Share Transfer Agreement are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.These forward-looking statements are based upon management’s current expectations with respect to future events, and therefore you should not place undue reliance on them. Such forward-looking statements involve inherent risks and uncertainties, and in particular the risk that the transactions contemplated by the Share Transfer Agreement will not be completed as planned.

Further information regarding risks faced by eLong in its business is included in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F filed on March 13, 2015.

* Note: There was a typographical error in eLong’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 20-F”), which stated on page 38 that two eLong entities together owned 96.35% of Nanjing Xici. The correct amount as of February 28, 2015 was 94.45%. Subsequent to February 28, 2015, eLong acquired an additional 0.6% interest in Nanjing Xici from a former Nanjing Xici employee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 19, 2015	ELONG, INC.

	By:	/s/ Philip Yang
	Name:	Philip Yang
	Title:	Chief Financial Officer